SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 10, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                 .

Enclosures:  Press Release dated July 9, 2008

Staples
Media Contacts:	Paul Capelli/Owen Davis
+1-508-253-8530/8468
Investor Contacts:	Laurel Lefebvre/Chris Powers
+1-508-253-4080/4632
Corporate Express
Media Contact:	Anneloes Geldermans
+31-20-651 10 34
Investor Contact:	Carl Hoyer
+31-20-651 10 42

Staples Settles Its Offer for All Outstanding Securities of

Corporate Express and Announces Delisting of Corporate Express

Ordinary Shares and ADSs

FRAMINGHAM, Mass., July 9, 2008 – Staples, Inc. (Nasdaq: SPLS) and its wholly owned subsidiary Staples Acquisition B.V. (“Staples Acquisition”) and Corporate Express N.V. (“Corporate Express”) jointly announce that Staples Acquisition has settled its offer (“Offer”) for all the issued and outstanding ordinary shares (“Ordinary Shares”), American depositary shares (“ADSs”) and depositary receipts for preference A shares (“Preference A Shares”) that were validly tendered in the Offer (or otherwise defectively tendered provided that such defect has been waived by Staples Acquisition) in the share capital of Corporate Express and the two percent subordinated convertible bonds due 2010 (“Bonds”).

Corporate Express shareholders and bondholders who have not yet accepted the Offer may still tender their shares and Bonds until July 16, 2008, 17:30 CET, as earlier announced on July 2, 2008.  As soon as possible after July 16, 2008, Staples Acquisition intends to start legal proceedings to acquire 100 percent of the issued and outstanding share capital of Corporate Express.  In addition, Corporate Express expects to redeem any Bonds that remain outstanding after July 16, 2008.  Bondholders whose Bonds are redeemed after July 16, 2008 will receive the principal amount of EUR 1,000 per Bond plus any and all accrued interest which will be less than the price per Bond of EUR 1,346.71 which will be paid to bondholders who tender their Bonds prior to July 16, 2008 as part of the Offer.

Delisting, Deregistration and Termination of Reporting Obligations

As soon as legally possible, Staples Acquisition and Corporate Express intend to terminate the listing of the Ordinary Shares and Preference A Shares on Euronext Amsterdam (“Euronext”) and ADSs on the New York Stock Exchange (“NYSE”). Accordingly, a Form 25 with respect to the delisting of the ADSs will be filed with the United States Securities and Exchange Commission (“SEC”) on or about July 9, 2008.  It is anticipated that the delisting of the ADSs on the NYSE will take place on or about July 21, 2008 and the delisting of the Ordinary Shares and Preference A Shares on Euronext will take place on August 7, 2008. Therefore, it is expected that the last day of trading of ADSs on the NYSE will be on or about July 18, 2008 and the last day of trading of the Ordinary Shares and Preference A Shares on Euronext will be on August 6, 2008.

Corporate Express intends to file a Form 15F with the SEC on or about July 21, 2008 to deregister its Ordinary Shares and ADSs and terminate its reporting obligations under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Corporate Express’ reporting obligations under the Exchange Act will be suspended immediately upon the filing of the Form 15F and the definitive deregistration of the Ordinary Shares and ADSs under the Exchange Act will become effective on or about October 20, 2008, after the applicable 90 day waiting period.  In light of the delisting of the Ordinary Shares and the Preference A Shares from Euronext, the delisting of the ADSs from the NYSE and the suspension of its Exchange Act reporting obligations, Corporate Express has decided not to publish its financial results for the first half year of 2008 on August 6, 2008.

Restrictions

The Offer is not being made, and the shares will not be accepted for purchase from or on behalf of any holders of shares, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of the offer memorandum relating to the Offer (“Offer Memorandum”). However, acceptances of the Offer by holders of shares not residing in The Netherlands will be accepted by Staples Acquisition if such acceptances comply with the acceptance procedure set out in the Offer Memorandum. Persons obtaining the Offer Memorandum are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither Staples Acquisition, nor Corporate Express, nor any of their respective affiliates or any of their respective directors, employees or advisers accept any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who would or otherwise intends to forward the Offer Memorandum or any related document to any jurisdiction outside The Netherlands should carefully read Part I, Section 1, of the Offer Memorandum (Restrictions and Important Information) before taking any action. The distribution of the Offer Memorandum in jurisdictions other than The Netherlands may be restricted by law and therefore persons into whose possession the Offer Memorandum comes should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the law of any such jurisdiction.

About Staples

Staples, Inc. invented the office superstore concept in 1986 and today is the world’s largest office products company.  With 76,000 talented associates, the company is committed to making it easy to buy a wide range of office products, including supplies, technology, furniture, and business services.  With 2007 sales of USD 19.4 billion, Staples serves consumers and businesses ranging from home-based businesses to Fortune 500 companies in 22 countries throughout North and South America, Europe and Asia.  Headquartered outside of Boston, Staples operates more than 2,000 office superstores and also serves its customers through mail order catalog, e-commerce and contract businesses.  More information is available at www.staples.com.

About Corporate Express

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning North America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries.

###

This announcement shall not constitute a public offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale in securities.  Except as expressly stated in this press release, the Offer is made through and is subject to the terms and conditions as set out in the Offer Memorandum, subject to the amendments in the press announcements of June 3, 11 and 25, and July 2, 2008.  Not for release, publication or distribution, in whole or in part, in or into Canada or Japan.

Certain information contained in this news release may constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to the statements as to Staples’ intentions with respect to the Offer to acquire Corporate Express.  Actual future events may differ materially from those indicated by such forward-looking statements as a result of risks and uncertainties, including but not limited to those factors discussed or referenced in our most recent annual report on Form 10-K filed with the SEC, under the heading “Risk Factors” and elsewhere, and any subsequent periodic reports filed by us with the SEC.  In addition, any forward-looking statements represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date.  While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date: July 10, 2008